Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of TransAlta Corporation (the “Company”) will be held on Tuesday, April 21, 2020 at 10:30 a.m. (Calgary time) in the Palomino Room (A-D) at the BMO Centre, 20 Roundup Way S.E., Calgary, Alberta to:

1.              elect each of the twelve director nominees of the Company for the ensuing year (see “Business of the Meeting — Election of Directors” in the accompanying Management Proxy Circular);

2.              receive the audited consolidated financial statements of the Company for the year ended December 31, 2019, and the auditor’s report thereon (see “Business of the Meeting — Financial Statements” in the accompanying Management Proxy Circular);

3.              re-appoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting — Re-appointment of Auditors” in the accompanying Management Proxy Circular);

4.              consider a non-binding advisory resolution to accept the Company’s approach to executive compensation, as described starting on page 36 of the accompanying Management Proxy Circular (see “Business of the Meeting — Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular);

5.              consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 36 of the accompanying Management Proxy Circular, ratifying, confirming and approving the amendment and restatement of the Amended and Restated By-law No.1 of the Company, which sets out the general rules that govern the business and affairs of the Company (see “Business of the Meeting — Amendments to the Amended and Restated By-Law No. 1” in the accompanying Management Proxy Circular);

6.              consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 39 of the accompanying Management Proxy Circular, ratifying, confirming and approving the amendment and restatement of the Advance Notice By-law No. 2 of the Company, which sets out the advance notice requirements for director nominations (see “Business of the Meeting — Amendment and Restatement of Advance Notice By-law No. 2” in the accompanying Management Proxy Circular);

7.              consider, and if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 41 of the accompanying Management Proxy Circular, ratifying, confirming and approving the amendments to the Company’s Stock Option Plan to increase the number of shares available for issuance pursuant to options granted under the Stock Option Plan (see “Business of the Meeting — Stock Option Plan Amendments to Increase Number of Options Available for Issuance” in the accompanying Management Proxy Circular); and

8.              transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular dated March 9, 2020 and the form of proxy or voting information form accompany this Notice of Annual and Special Meeting. You should carefully review all information contained in the Management Proxy Circular before voting.

The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting.

March 9, 2020	By order of the Board of Directors of TransAlta Corporation
Scott Jeffers Managing Director and Corporate Secretary Calgary, Alberta

TransAlta Corporation 2020 Management Proxy Circular

Only holders of our common shares (“Shareholders”) of record at the close of business on March 5, 2020, the record date set for the Meeting, are entitled to receive notice of, to attend and to vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, for receipt before 10:30 a.m. (Calgary time) on April 17, 2020 or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Management Proxy Circular and the form of proxy. Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Important Notice regarding Proxy Materials and Notice and Access Procedures

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials to registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on its website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars, rather than mailing paper copies to registered and beneficial Shareholders.

Under Notice-and-Access, instead of receiving printed copies of the Meeting materials, registered and beneficial shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Meeting materials will be available at http://envisionreports.com/ZTMQ2020 on or around March 13, 2020. The Meeting materials will also be available on the Company’s website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars and on its SEDAR profile at www.sedar.com on or around March 13, 2020.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs.  It also helps expedite our Shareholders’ receipt of our Meeting materials. Shareholders are reminded to review the Meeting materials prior to voting.

If you would prefer to receive a paper copy of the Meeting materials, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada, at 1-866-962-0498.

Beneficial shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Requests for paper copies should be made as soon as possible but must be received no later than April 3, 2020, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form prior to the proxy deadline.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy (or voting instruction form, as applicable) and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 10:30 a.m. (Calgary time) on April 17, 2020 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.